Filed Pursuant to Rule 424(b)(3)
Registration No. 333-249070
BLACKSTONE REAL ESTATE INCOME TRUST, INC.
SUPPLEMENT NO. 3 DATED OCTOBER 14, 2021
TO THE PROSPECTUS DATED FEBRUARY 12, 2021

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Blackstone Real Estate Income Trust, Inc., dated February 12, 2021 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the "Company," "BREIT," "we," "us," or "our" refer to Blackstone Real Estate Income Trust, Inc. and its subsidiaries unless the context specifically requires otherwise.

The purposes of this Supplement are as follows:

•to provide an update to BREIT’s portfolio;
•to disclose the transaction price for each class of our common stock as of November 1, 2021;
•to disclose the calculation of our September 30, 2021 NAV per share for all share classes; and
•to provide an update on the status of our current public offering (the “Offering”).
Portfolio Update

For the month ended September 30, 2021, BREIT’s Class I NAV per share increased $0.30, from $13.20 as of August 31, 2021 to $13.50 as of September 30, 2021.1 This price movement reflects broad-based increases in the value of assets, particularly among our residential, industrial and net lease properties.
We continue to identify differentiated opportunities to acquire high-quality, income-generating assets in growth markets. For example, on September 24, 2021, BREIT entered into an agreement to acquire a high-quality industrial portfolio from Cabot Properties Inc. for $2.3 billion. The portfolio consists of 102 assets located in established industrial markets throughout the U.S. We believe the industrial sector is benefitting from continued strong demand driven by e-commerce tailwinds. This transaction further orients BREIT’s real estate portfolio toward the industrial sector.2

Further, on September 27, 2021, Blackstone announced the entry into an agreement by Blackstone Real Estate Partners VII L.P. to sell the real estate assets of The Cosmopolitan of Las Vegas (“The Cosmopolitan”) to a partnership among Cherng Family Trust, Stonepeak Partners and BREIT for $4.025 billion, excluding transaction costs. MGM Resorts International intends to acquire the operations of The Cosmopolitan and sign a long-term net lease with the partnership, in which BREIT will hold a majority interest. We currently expect this transaction to close in 2022, subject to regulatory approvals and other customary closing conditions.2

For more information on our Net Asset Value Calculation and Valuation Guidelines, please refer to page 183 of the Prospectus.

November 1, 2021 Transaction Price
The transaction price for each share class of our common stock for subscriptions accepted as of November 1, 2021 (and repurchases as of October 31, 2021) is as follows:

Transaction Price (per share)
Class S	$13.5118
Class I	$13.5008
Class T	$13.3152
Class D	$13.2637
The November 1 transaction price for each of our share classes is equal to such class’s NAV per share as of September 30, 2021. A detailed calculation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. The repurchase price for each share class equals the transaction price of such class.

1     BREIT’s Class S NAV per share increased from $13.22 to $13.51, BREIT’s Class T NAV per share increased from $13.02 to $13.32 and BREIT’s Class D NAV per share increased from $12.99 to $13.26.
2 There can be no assurance that this transaction will close as expected or at all.

September 30, 2021 NAV per Share
We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.breit.com and is made available on our toll-free, automated telephone line at (844) 702-1299. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for how our NAV is determined. The Adviser is ultimately responsible for determining our NAV. All our property investments are appraised annually by third party appraisal firms in accordance with our valuation guidelines and such appraisals are reviewed by our independent valuation advisor. Transactions or events have occurred since September 30, 2021 that could have a material impact on our NAV per share, upon which our transaction price is based. We have included a breakdown of the components of total NAV and NAV per share for September 30, 2021 along with the immediately preceding month.

Our total NAV presented in the following tables includes the NAV of our Class S, Class I, Class T, and Class D common stockholders, as well as partnership interests of BREIT Operating Partnership held by parties other than the Company. The following table provides a breakdown of the major components of our total NAV as of September 30, 2021 ($ and shares in thousands):

Components of NAV	September 30, 2021
Investments in real estate	$55,760,214
Investments in real estate debt	6,902,995
Investments in unconsolidated entities	4,510,948
Cash and cash equivalents	1,560,719
Restricted cash	2,070,369
Other assets	4,048,629
Mortgage notes, term loans, and revolving credit facilities, net	(25,096,034)
Secured financings on investments in real estate debt	(2,767,399)
Subscriptions received in advance	(1,720,934)
Other liabilities	(1,313,306)
Accrued performance participation allocation	(892,410)
Management fee payable	(44,778)
Accrued stockholder servicing fees(1)	(11,421)
Non-controlling interests in joint ventures	(1,128,327)
Net asset value	$41,879,265
Number of outstanding shares/units	3,106,127
_____________
(1)Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under accounting principles generally accepted in the United States of America (“GAAP”), we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares. As of September 30, 2021, the Company has accrued under GAAP $1.0 billion of stockholder servicing fees payable to the Dealer Manager related to the Class S, Class T and Class D shares sold. The Dealer Manager does not retain any of these fees, all of which are retained by, or re-allowed (paid) to, participating broker-dealers.

The following table provides a breakdown of our total NAV and NAV per share/unit by class as of September 30, 2021 ($ and shares/units in thousands, except per share/unit data):

					Third-party
					Operating
	Class S	Class I	Class T	Class D	Partnership
NAV Per Share/Unit	Shares	Shares	Shares	Shares	Units(1)	Total
Net asset value	$14,612,982	$22,768,211	$718,305	$3,230,211	$549,556	$41,879,265
Number of outstanding shares/units	1,081,497	1,686,440	53,946	243,538	40,706	3,106,127
NAV Per Share/Unit as of September 30, 2021	$13.5118	$13.5008	$13.3152	$13.2637	$13.5008

_____________
(1)Includes the partnership interests of BREIT Operating Partnership held by BREIT Special Limited Partner, Class B unit holders, and other BREIT Operating Partnership interests held by parties other than the Company.
Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the September 30, 2021 valuations, based on property types.

Property Type	Discount Rate	Exit Capitalization Rate
Residential(1)	6.7%	4.9%
Industrial	5.9%	5.0%
Net lease	6.9%	6.1%
Hospitality	9.2%	9.5%
Data Center	5.9%	5.2%
Self Storage	7.0%	5.4%
Office	6.6%	5.3%
Retail	7.2%	5.7%
____________
(1)Residential includes student housing, manufactured housing, and single family rental.
These assumptions are determined by the Adviser, and reviewed by our independent valuation advisor. A change in these assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investment values:

		Residential	Industrial	Net Lease	Hospitality	Data Center	Self Storage	Office	Retail
	Hypothetical	Investment	Investment	Investment	Investment	Investment	Investment	Investment	Investment
Input	Change	Values	Values	Values	Values	Values	Values	Values	Values
Discount Rate	0.25% decrease	+1.9%	+1.4%	+1.8%	+1.7%	+1.9%	+2.5%	+1.9%	+1.8%
(weighted average)	0.25% increase	(1.9)%	(2.5)%	(1.8)%	(1.7)%	(1.9)%	(1.2)%	(1.9)%	(1.8)%
Exit Capitalization Rate	0.25% decrease	+3.5%	+3.0%	+2.4%	+1.3%	+3.4%	+2.9%	+3.3%	+2.7%
(weighted average)	0.25% increase	(3.2)%	(3.9)%	(2.2)%	(1.3)%	(3.0)%	(2.8)%	(3.0)%	(2.6)%

Our total NAV presented in the following tables includes the NAV of our Class S, Class I, Class T, and Class D common stockholders, as well as partnership interests of BREIT Operating Partnership held by parties other than the Company. The following table provides a breakdown of the major components of our total NAV as of August 31, 2021 ($ and shares in thousands):

Components of NAV	August 31, 2021
Investments in real estate	$53,387,488
Investments in real estate debt	6,628,898
Investments in unconsolidated entities	4,302,511
Cash and cash equivalents	684,916
Restricted cash	2,265,436
Other assets	3,714,790
Mortgage notes, term loans, and revolving credit facilities, net	(24,836,930)
Secured financings on investments in real estate debt	(2,950,699)
Subscriptions received in advance	(1,943,175)
Other liabilities	(1,137,997)
Accrued performance participation allocation	(731,766)
Management fee payable	(40,839)
Accrued stockholder servicing fees(1)	(10,932)
Non-controlling interests in joint ventures	(1,058,315)
Net asset value	$38,273,386
Number of outstanding shares/units	2,902,003
__________
(1)Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under GAAP, we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares. As of August 31, 2021, the Company has accrued under GAAP $954.2 million of stockholder servicing fees payable to the Dealer Manager related to the Class S, Class T and Class D shares sold. The Dealer Manager does not retain any of these fees, all of which are retained by, or reallowed (paid) to, participating broker-dealers.
The following table provides a breakdown of our total NAV and NAV per share/unit by class as of August 31, 2021 ($ and shares/units in thousands, except per share/unit data):

					Third-party
					Operating
	Class S	Class I	Class T	Class D	Partnership
NAV Per Share/Unit	Shares	Shares	Shares	Shares	Units(1)	Total
Net asset value	$13,554,960	$20,816,553	$689,739	$2,841,231	$370,903	$38,273,386
Number of outstanding shares/units	1,025,428	1,576,784	52,982	218,714	28,095	2,902,003
NAV Per Share/Unit as of August 31, 2021	$13.2188	$13.2019	$13.0184	$12.9906	$13.2019
____________
(1)Includes the partnership interests of BREIT Operating Partnership held by BREIT Special Limited Partnership, Class B unit holders, and other BREIT Operating Partnership interests held by parties other than the Company.
Status of our Current Public Offering
We are currently offering on a continuous basis up to $24.0 billion in shares of common stock, consisting of up to $20.0 billion in shares in our primary offering and up to $4.0 billion in shares pursuant to our distribution reinvestment plan. As of the date of this Supplement, we had issued and sold in the Offering (i) 882,671,576 shares of our common stock (consisting of 380,999,617 Class S Shares, 372,701,502 Class I Shares, 9,421,707 Class T Shares, and 119,548,750 Class D Shares) in the primary offering for total proceeds of $10.9 billion and (ii) 32,092,791 shares of our common stock (consisting of 16,432,643 Class S Shares, 11,616,402 Class I Shares, 900,809 Class T Shares, and 3,142,937 Class D Shares) pursuant to our distribution reinvestment plan for a total value of $0.4 billion. As of September 30, 2021, our aggregate NAV was $41.9 billion. We intend to continue selling shares in the Offering on a monthly basis.